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                                  [LETTERHEAD]
For more information:                                    For Immediate Release
Shelley Baumsten Wagers                                      August 5, 1996
310/726-8512



                                     EXHIBIT 20.1

                INTERNATIONAL RECTIFIER ADOPTS SHAREHOLDER RIGHTS PLAN

    EL SEGUNDO, California -- International Rectifier Corporation announced that on Friday its Board of Directors adopted a Shareholder Rights Plan in which preferred stock purchase rights will be granted for each outstanding share of the Company's common stock held at the close of business on August 14, 1996.

    Eric Lidow, Chairman of the Board, stated that, "The Board adopted the new Plan to protect against possible future abusive takeover tactics. The Plan was not adopted in response to any specific effort to acquire control of the Company, and the Board is not aware of any such effort. The Plan is intended to ensure fair and equitable treatment for all shareholders in the event of
unsolicited attempts to acquire the Company."   Similar plans have been adopted
by over 1,000 public companies.

    Each right will entitle a holder of International Rectifier common stock to buy one one-thousandth of a share of a new series of preferred stock at an exercise price of $135, subject to adjustment. If a party acquires more than 20% of the Company's stock, or in the event of certain mergers, holders of the rights would be entitled to purchase either the Company's stock or stock in the merged entity at half of market value.

    The Company will be entitled to redeem the rights for a nominal amount at any time until the tenth day following public announcement that a 20% position has been acquired.

    Additional details will be outlined in a summary to be mailed to all shareholders about August 28, 1996.


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    International Rectifier is a major worldwide supplier of power semiconductors, which convert electrical energy to operate power supplies, motor drives, and lighting ballasts. Its patented HEXFET(R) power MOSFETs and IGBTs make IR the world leader in field effect transistors. The Company's technological advances improve the performance and energy efficiency of electronic and electrical equipment in automotive, consumer, computer/peripheral, industrial, lighting, telecom, and government/space applications.

    Company contact:  Shelley Wagers, 310 726-8512.

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